                                                       Registration Nos. 2-11101
                                                                         811-242

                                     EXHIBIT
                                  EX-99.10(A)




  OPINION AND CONSENT OF COUNSEL WITH RESPECT TO THE REGISTRANT'S NEW ENGLAND GROWTH OPPORTUNITIES FUND, NEW ENGLAND HIGH INCOME FUND, NEW ENGLAND LIMITED TERM U.S. GOVERNMENT FUND AND NEW ENGLAND MASSACHUSETTS TAX FREE INCOME FUND

                            [Ropes & Gray Letterhead]

                                                     January 3, 1989

Investment Trust of Boston Funds (the "Trust")
399 Boylston Street
Boston, MA 02116

Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value, of your Investment Trust of Boston - Growth Opportunities Portfolio, Investment Trust of Boston - High Income Portfolio, Investment Trust of Boston - Massachusetts Tax Free Income Portfolio, Investment Trust of Boston - Liquid Reserves Portfolio, Investment Trust of Boston - Premium Income Portfolio and Investment Trust of Boston - World Income Portfolio, each of which is a separate series of shares of beneficial interest of the Trust (each a "Series" and collectively the "Series") at not less than "net asset value" as defined in your By-Laws.

         We have examined your Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and are familiar with the action taken by your trustees to authorize the issue and sale from time to time of your authorized but unissued shares of the Series.

         We have further examined a copy of your By-Laws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that:

         1. The beneficial interest in each Series is divided into an unlimited number of shares of beneficial interest, no par value.

         2. The issue and sale of your authorized but unissued shares of each Series have been duly authorized under Massachusetts law. Upon the issue and sale of any of the authorized but unissued shares of each Series and upon receipt of the authorized consideration therefor in an amount equal to not less than the net asset value of the shares established and in force at the time of their sale, the shares so issued will be validly issued, fully paid and nonassessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with registering an indefinite number of shares of beneficial interest of the Series for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 2-11101) relating to such offering and sale.

                                  Very truly yours,
                                  /s/ROPES & GRAY
                                  Ropes & Gray